UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09040996

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 AND ENDING 03/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MC FINANCIAL SERVICES LTD.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 THIRD AVENUE, 2ND FLOOR
(No.and Street)

New York,	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TAKAJIRO ISHIKAWA **212-605-2315**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Salibello & Broder LLP
(Name – if individual, state last, first, middle name)

633 Third Avenue	**New York,**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code))

SEC
Mail Processing
Section
MAY 29 2009
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, TAKAJIRO ISHIKAWA, Swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MC FINANCIAL SERVICES LTD., as of **MARCH 31**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO
Title

APRIL MAGHAKIAN
Notary Public - State of New York
NO. 01MA6175878
Qualified in Bronx County
My Commission Expires 10/22/2011

April Maghakian 5/26/09
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders, Equity or Partners, or Sole Proprietors, Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report of Independent Registered Public Accounting Firm on Internal Control required by SEC Rule 17a-5.

*** For conditions of confidential treatment of certain portions of this filing, see section240.17a-5(e)(3).*

CONTENTS

Salibello & Broder LLP
Certified Public Accountants

633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

The Board of Directors
MC Financial Services Ltd.
New York, New York

We have audited the accompanying statement of financial condition of MC Financial Services Ltd. (the "Company") as of March 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at March 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition, and in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Salibello & Broder LLP

May 26, 2009

MC FINANCIAL SERVICES LTD.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

Assets

Cash and cash equivalents	$	5,379,473
Receivables from affiliates		1,066
Accounts receivable		15,960
Property, equipment and leasehold improvements at cost less accumulated depreciation and amortization of $152,320		422,321
Deferred income taxes		31,116
Other assets		231,148
Total assets	$	6,081,084

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	126,243
Payables to affiliates		621,022
Total liabilities		747,265
Stockholder's equity:		
Common stock, par value $10,000 per share (500 shares authorized, 306 shares issued and outstanding)		3,060,000
Additional paid-in-capital		1,237,152
Retained earnings		1,036,667
Total stockholder's equity		5,333,819
Total liabilities and stockholder's equity	$	6,081,084

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and nature of business

MC Financial Services Ltd. (the "Company") is owned 100% by Mitsubishi International Corporation ("MIC") which is a wholly-owned subsidiary of Mitsubishi Corporation, Japan ("MC"). The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of Financial Industry Regulatory Association. The Company is organized to provide investment banking, merger and acquisition advice to affiliated companies and clients and acts as fund manager for alternative investment portfolios.

Note 2 – Significant accounting policies

Use of Estimates

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, which require management to make estimates that affect the reported amounts and disclosures in the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has included in cash and cash equivalents highly liquid time deposits with maturities of 90 days or less. These balances are deposited with one bank. At March 31, 2009, deposits amounting to $2,000,000 are held in an overseas branch of the bank.

The Company maintains its cash balances at a major financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At March 31, 2009, the Company's cash balances at its financial institution exceeded this limit by $3,153,721.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Property and equipment are depreciated over their estimated useful lives of three to five years, and leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

Note 2 – Significant accounting policies (continued)

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes* ("SFAS 109"). Federal, state and local income taxes have been calculated on a separate company basis; however, the Company files a consolidated federal income tax return with its parent and separate state and local income tax returns.

Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance for recognizing, reversing and measuring the tax benefits of a tax position taken, or expected to be taken, in a tax return. The Company recognizes interest and penalties, if any, related to the unrecognized tax benefits in interest expense and other general and administrative expenses, respectively. See Note 6 for additional information.

Fair Value of Financial Instruments

Substantially all financial instruments on the Company's statement of financial condition are carried at fair value or amounts which approximate fair value.

Note 3 - Related party transactions

At March 31, 2009, receivables from affiliates, relating to billings for management and consulting fees, and payables to affiliates, relating to reimbursement for expenses and estimated federal income tax expense, were $1,066 and $621,022, respectively.

See Note 8 for lease disclosure.

Note 4 - Property, equipment and leasehold improvements

Property, equipment and leasehold improvements at March 31, 2009 are as follows:

Leasehold improvements	$	493,770
Office equipment		55,683
Furniture and fixtures		25,188
		574,641
Less: accumulated depreciation and amortization		152,320
Property, equipment, and leasehold improvements - net	$	422,321

Note 5 – Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at March 31, 2009.

Note 6 - Income taxes

The Company files a consolidated federal income tax return with its parent. At March 31, 2009, the Company has calculated a balance owing for federal income taxes of $541,633 which is included in payable to affiliates. The Company had prepaid income taxes of $61,885, which is included in other assets on the statement of financial condition.

Deferred taxes relate to differences in computing depreciation for book and tax purposes. A valuation allowance has not been established since management believes that it is more likely than not that such asset will be realized.

The Company has no gross unrecognized tax benefits as of March 31, 2009.

Note 7 – Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair values due to the short-term nature of these items.

Note 8 – Lease commitments

The Company is a party to a sub-lease terminating May 30, 2022 with MIC for its office space. The lease agreement includes escalation clauses based on the operating cost of the building. The lease agreement has an option to cancel the lease as of May 31, 2014 effective upon terms and conditions listed in the agreement

Future minimum rental commitments are as follows:

Year ending March 31:	
2010	$ 214,944
2011	214,944
2012	214,944
2013	214,944
2014	214,944
Thereafter	1,755,376
	$ 2,830,096

Note 9 - Net capital requirements

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2009, the Company had net capital of $2,629,418 which was $2,529,418 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .28 to 1.

SUPPLEMENTARY INFORMATION

SCHEDULE I

MC FINANCIAL SERVICES LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2009

Total stockholder's equity		$ 5,333,819
Less non-allowable assets:		
Overseas time deposit	2,000,000	
Receivables:		
Receivables from affiliates	1,066	
Receivables from non-customers	3,212	
Receivables - unbilled	12,748	
Property, equipment and leasehold improvements, net	422,321	
Deferred income taxes	31,116	
Other assets	231,148	2,701,611
Net capital before haircuts		2,632,208
Haircuts on certificate of deposit		2,790
Net capital		$ 2,629,418
Aggregate indebtedness		$ 747,265
Minimum net capital required (greater of $100,000 or 6.67% of aggregate indebtedness)		$ 100,000
Excess net capital		$ 2,529,418
Ratio: Aggregate indebtedness to net capital		.28 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

MC FINANCIAL SERVICES LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2009

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Board of Directors
MC Financial Services Ltd.
New York, New York

In planning and performing our audit of the statement of financial condition of MC Financial Services Ltd. (the "Company") as of March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salibello & Broder LLP

May 26, 2009

MC FINANCIAL SERVICES LTD.

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

March 31, 2009
With Independent Auditors' Report
And Independent Auditors' Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Salibello & Broder LLP
Certified Public Accountants